LUCAS ENERGY, INC. 10-Q

Exhibit 99.1

Contacts: Carol Coale / Ken Dennard

Dennard ▪ Lascar Associates LLC

(713) 529-6600

FOR IMMEDIATE RELEASE

LUCAS ENERGY ANNOUNCES FISCAL 2016

FIRST QUARTER FINANCIAL RESULTS

HOUSTON, TEXAS – August 14, 2015-- Lucas Energy, Inc. (NYSE MKT: LEI)(“Lucas” or the “Company”), an independent oil and gas company with its main operations in Texas, today announced its financial results for its fiscal 2016 first quarter, the three months ended June 30, 2015, and the filing of its Quarterly Report on Form 10-Q.

“Significant flooding in June hampered our production results during the quarter as certain locations had to be shut in,” said Anthony C. Schnur, Chief Executive Officer of the Company. “As a result, our average daily production rate declined by about 30% in the month of June. Today, those wells have returned to full production, and we are currently producing at pre-flood levels in the range of 140 – 150 gross barrels of oil per day. Despite the lost production during the quarter, we reduced our net loss by approximately $220,000 when compared to the same period last year, an improvement of almost 18%. This is a direct result of our success in managing our cost structure, and a reduction in our lease operating costs and general and administrative expenses of 64% and 36%, respectively. Since the end of fiscal 2013, the Company has reduced annual G&A and operating expenses by approximately 64% and 81%, respectively, or nearly $9 million on a combined basis.”

“Separately, we extended the due date of our senior loan by 30 days, provided that such loan remains in default. Since we reported our fiscal 2015 annual results last month, crude oil prices have plummeted once again below the $50 per barrel mark. However, we are seeing a changing tide in the marketplace with regards to transactions and consolidations, and we are encouraged by recent discussions with third parties who have expressed an interest in potential business combinations and financing alternatives, provided that we have not entered into any definitive agreements or understandings in connection therewith to date. The current commodity price environment may require that we maintain our drilling inventory while seeking to create value through mergers and acquisitions.”

Fiscal 2016 First Quarter Results

For the three months ending June 30, 2015, Lucas reported a fiscal first quarter net loss of $1.0 million, or ($0.73) per common share, which was a 17.7% improvement over the $1.3 million net loss, or ($0.96) per share, for the same three month period last year. This improvement reflected a decrease in operating expenses of approximately $0.8 million, partially offset by a decline of approximately $0.5 million in sales revenues. The loss per share in both quarters has been adjusted for our 1-for-25 reverse stock split which was effected on July 15, 2015, which reduced the number of our outstanding common shares from 36,354,973 to 1,454,261.

Total revenues from crude oil and natural gas sales for the quarter ended June 30, 2015 decreased by 58.2% to $0.4 million compared to $0.9 million for the same period a year ago, but rose 2.7% sequentially from the fourth quarter. The year-over-year decline was primarily impacted by a $0.4 million drop in realized crude oil prices and a $0.1 million decrease related to a decline in quarterly production volumes. Production volumes averaged 77 net barrels of oil equivalent (BOE) per day during the three months ended June 30, 2015. The lower production was partially attributable to certain wells that were shut-in for a period of over two months, following severe flooding conditions that impacted most of south and central Texas. Production was also impacted by high decline rates in workover drilling and lateral programs when compared to the same period last year.

Lease operating expenses of $0.2 million for the quarter ended June 30, 2015 decreased $0.3 million, or 64%, from $0.5 million for the same period a year ago, principally due to less production related to reduced flood-related drilling activity and ongoing efforts to improve operating efficiencies and cost reductions. General and administrative expenses decreased approximately $0.3 million or 36% for the quarter ended June 30, 2015 as compared to the prior year’s first quarter primarily due to restructured employee responsibilities and improved operating efficiencies.

Depreciation, depletion, amortization and accretion (DD&A) expenses for the quarter ended June 30, 2015 decreased $0.1 million, or 30%, to $0.3 million from $0.4 million for the same period a year ago. The decrease was primarily due to the shut-in production volumes and the higher front-end production rates from our workover and lateral programs in the same period last year.

Other Events During and Subsequent to the Quarter

As we have previously disclosed, we executed a Settlement Agreement with Victory Energy Corporation (“Victory”) on June 24, 2015, which terminated our prior proposed business combination. As part of this agreement, we exchanged working interests in certain oil and gas properties and issued Victory approximately 1.1 million shares (or 44,070 shares post-reverse stock split) to satisfy the $600,000 owed to Victory under our Loan Agreement.

On June 25, 2015, we closed the sale (effective June 1, 2015) of 139.04 net acres of oil and gas properties located in Karnes County, Texas, to Earthstone Energy, Inc. (“Earthstone”), which included the sale of all working interest, net lease interest and contractual rights owned by us in the Copeland-Karnes Unit and the Griffin Unit, but not any contractual obligations relating to the associated wellbores or production. The total purchase price paid to us for the purchase was approximately $350,000. Earthstone has also agreed to pay us approximately $54,000 in connection with the terms of a participation agreement covering certain leases and title issues in Karnes County.

On July 27, 2015, we moved our corporate headquarters to 450 Gears Road, Suite 780, Houston, TX 77067 reducing our monthly rent expense by more than 50%.

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SELECTED FINANCIAL DATA
Fiscal First Quarter Ending:
($ in thousands)	June 30, 2015	June 30, 2014
Net Operating Revenues	$394	$942
Operating Expenses
Lease Operating Expenses	163	453
G&A	550	861
Other Operating Expenses	313	464
Total Operating Expense	1,026	1,778

Interest Expense & Other	(400)	(418)

Income (loss) before Income Taxes	(1,032)	(1,254)
Provision for income taxes	0	0
Net Loss	($1,032)	($1,254)

About Lucas Energy, Inc.

Lucas Energy (NYSE MKT: LEI) is engaged in the development of crude oil and natural gas in the Austin Chalk and Eagle Ford formations in South Texas. Based in Houston, Lucas Energy's management team is committed to building a platform for growth and the development of its five million barrels of proved Eagle Ford and other oil reserves while continuing its focus on operating efficiencies and cost control.

For more information, please visit the updated Lucas Energy web site at www.lucasenergy.com.

Safe Harbor Statement and Disclaimer

This news release includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward looking words including “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. Although Lucas believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These include risks inherent in natural gas and oil drilling and production activities, including risks of fire, explosion, blowouts, pipe failure, casing collapse, unusual or unexpected formation pressures, environmental hazards, and other operating and production risks, which may temporarily or permanently reduce production or cause initial production or test results to not be indicative of future well performance or delay the timing of sales or completion of drilling operations; delays in receipt of drilling permits; risks with respect to natural gas and oil prices, a material decline which could cause Lucas to delay or suspend planned drilling operations or reduce production levels; risks relating to the availability of capital to fund drilling operations that can be adversely affected by adverse drilling results, production declines and declines in natural gas and oil prices; risks relating to unexpected adverse developments in the status of properties; risks relating to the absence or delay in receipt of government approvals or fourth party consents; and other risks described in Lucas’s Annual Report on Form 10-K and other filings with the SEC, available at the SEC’s website at www.sec.gov. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company's SEC filings are available at http://www.sec.gov.

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